June 18, 2015

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	Bishop Street Funds (File No. 811-08572)

Ms. Fettig:

This letter responds to comments given by you to Peter Kipa, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to Bishop Street Funds (the “Trust”), in a telephone conversation on May 28, 2015. The comments provided relate to the Trust’s annual reports as of December 31, 2014, filed on Form N-CSR (the “Reports”) and related filings of the Trust.

SEI provides the Trust and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds. In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Reports; that staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Reports; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1

Treasury Money Market Fund and Government Money Market Fund are listed as active in EDGAR, although it appears that the Funds are no longer operational. Please confirm and mark as inactive in EDGAR if applicable.

Trust Response to Comment 1

The Trust agrees and Treasury Money Market Fund and Government Money Market Fund have been marked as inactive in EDGAR.

©2015 SEI	1

SEC Comment 2

Strategic Growth Fund changed its benchmark from the S&P 500 to the Russell 1000 Growth Index; however there was no mention of the reason for the change in the Management Discussion of Fund Performance as required under N-1a instructions.

Trust Response to Comment 2

The Trust agrees, the Strategic Growth Fund should have included the reason for the change in the Management Discussion of Fund Performance, and the Trust will ensure going forward any benchmark changes are discussed in this section. The reason for the change was noted in the prospectus dated May 1, 2014.

SEC Comment 3

Hawaii Municipal Bond Fund has investments of approximately 18% in states other than Hawaii, but there is not mention how those other states impacted fund performance in the Management Discussion of Fund Performance.

Trust Response to Comment 3

The Trust agrees, and will include in the Management Discussion of Fund Performance, the impacts of other states to the extent the Fund continues to invest a significant portion of investments outside the state of Hawaii.

SEC Comment 4

The Growth of $10,000 legend refers to Retail Class whereas Class A is used throughout the rest of the report.

Trust Response to Comment 4

The Trust agrees, and will ensure that for the Fund noted above, the legend for the Growth of $10,000 chart will be updated in future filings with the correct class name.

SEC Comment 5

The Hawaii Municipal Bond Fund, on the Statement of Assets and Liabilities, discloses the Net Asset Value, Offering and Redemption Price for Class A, but since Class A has a front-end sales load and discloses an Offering Price separately, the caption should be updated to remove Offering Price.

Trust Response to Comment 5

The Trust agrees the caption on the Statement of Assets and Liabilities for the Hawaii Municipal Bond Fund will be updated in future reports to read Net Asset Value and Redemption Price Per Share for Class A.

SEC Comment 6

Administration fees are being waived on the Statement of Operations, but the terms of the waiver are not indicated in the Notes to Financial Statements. Additionally, are the Administration Fee waiver and Shareholder Servicing Fee waiver part of the overall expense cap waiver or in addition to the expense cap?

Trust Response to Comment 6

The Trust agrees and will include in future reports the terms of all waivers in the Notes to Financial Statements. Additionally, the Trust will enhance the language to make it clearer that all of the waivers are part of the overall expense cap.

©2015 SEI	2

SEC Comment 7

For the expense limitation agreement, disclose the expiration date of the expense limitation agreement as well as any fees excluded from the expense limitation agreement.

Trust Response to Comment 7

The Trust agrees, and in future reports will include the expiration date of the expense limitation agreement as well as any fees that are excluded from the expense limitation agreement.

SEC Comment 8

Please confirm that the expense limitation agreements for funds that have recapture provisions are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Consider modifying the disclosure related to recoupment of expenses previously waived.

Trust Response to Comment 8

The Trust confirms that expenses being recaptured are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The Trust will continually monitor amounts subject to recapture against the original expense cap at the time the expenses were waived and enhance the disclosures relating to previously waived fees subject to recoupment.

SEC Comment 9

In the annual report filed on Form N-CSR for December 31, 2013, it was noted that a special shareholder meeting took place and the voting results were included within the annual report. However, the Form N-SAR filing did not include the voting results as required for Sub-Item 77C.

Trust Response to Comment 9

The Trust agrees, and will include any shareholder voting results on Form N-SAR Sub-Item 77C when applicable in future filings.

©2015 SEI	3

Please contact Peter Kipa at (610) 676-3113 if you have any questions or comments.

Very truly yours,
/s/ Rami Abdel-Rahman

Rami Abdel-Rahman

Treasurer, Controller and Chief Financial Officer

cc:	Michael Beattie

Russell Emery

John Y. Kim

James J. Hoffmayer

Theresa McNamee

Stephen Connors

©2015 SEI	4